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   As filed with the Securities and Exchange Commission on March 4, 1997
===========================================================================



                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                FORM 8-A/A-1


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



                      ENSCO INTERNATIONAL INCORPORATED
           (Exact name of registrant as specified in its charter)



               DELAWARE                                76-0232579
(State of incorporation or organization)       (I.R.S. Employer I.D. No.)


2700 FOUNTAIN PLACE, 1445 ROSS AVENUE, DALLAS, TEXAS   75202-2792
     (Address of principal executive office)           (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class               Name of each exchange on which
         to be so registered               each class is to be registered
--------------------------------------     ------------------------------

   Preferred Share Purchase Rights         New York Stock Exchange, Inc.


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [__]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [__]


Securities to be registered pursuant to Section 12(g) of the Act:

                                    None
                              (Title of Class)

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     On March 3, 1997, ENSCO International Incorporated (formerly  known as
Energy Service Company, Inc.), a Delaware corporation (the "Company"), and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), amended that certain Rights Agreement dated as of February 21, 1995 between the Company and the Rights Agent to increase the exercise price of the Rights (as defined below) and reflect the change in the Company's name. This Form 8-A/A-1 amends in its entirety Item 1 of the Form 8-A filed by the Company on February 23, 1995.

Item 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On February 21, 1995, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.10 per share, of the Company (the "Common Stock"). The dividend was payable on March 6, 1995 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock") of the Company at a price of $250.00 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of February 21, 1995, as amended (the "Rights Agreement"), between the Company and the Rights Agent.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (thereby becoming an Acquiring Person ) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of a Summary of Rights to Purchase Shares of Preferred Stock of Energy Service Company, Inc. (the "Summary of Rights") that was mailed to the holders of such stock as of the Record Date.

     The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights to Purchase Shares of Preferred Stock of the Company, which was mailed to the holders of Common Stock as of March 6, 1995 (the "Summary of Rights"), will also constitute the transfer of the Rights associated with the shares of Common Stock



represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Rights will be issued with all shares of Common Stock issued between the Record Date and the Distribution Date.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on February 21, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below. Additionally, the Rights are not exercisable after an Acquiring Person becomes such until such time as the Company s right of redemption described below has expired.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the
Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $100.00 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.



     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then-current exercise price of the Right, that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise thereof at the then-current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) which at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, for shares of Common Stock, or one one-hundredths of a share of Preferred Stock (or shares of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), having a value per Right equal to the difference between the market value of the shares of Common Stock receivable upon exercise of the Right and the exercise price of the Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the close of business on the tenth day following a public announcement that an Acquiring Person has become such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"); provided, however, that the Rights may not be redeemed following any merger to which the Company is a party that (i) occurs after an Acquiring Person becomes such and (ii) was not approved by the Board of Directors and by the stockholders of the Company. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.




     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     Because  of the method of  operation and financing  of certain vessels owned or to be owned by the Company, the Shipping Act, 1916, and the Merchant Marine Act, 1936, require that the Company limit the ownership of its capital stock by persons other than citizens of the United States, within the meaning of such Acts. In accordance with such Acts, the Company s Restated Certificate of Incorporation contains, among other things, restrictions on transfers of its capital stock to, and the voting of its capital stock by, persons other than citizens of the United States. Similarly, the Rights Agreement generally provides that no Right may be exercised if the Company determines (prior to the issuance of the Preferred Stock (or other securities or property) issuable upon exercise of such Right) that (i) (A) the Preferred Stock (or other securities or property) issuable upon exercise of such Right, or any interest therein or right thereof, would be owned or controlled by persons other than United States citizens and (B) after any such exercise, persons other than United States citizens would own or control an aggregate percentage of the shares of capital stock of the Company or any interest therein or right thereof in excess of the Permitted Percentage (as defined in the Restated Certificate of Incorporation of the Company) or (ii) that the exercise of such Right would otherwise cause the Company not to be a citizen of the United States within the meaning of the Shipping Act, 1916.

     As of January 31, 1997, there were 77,244,047 shares of Common Stock outstanding and 6,380,527 shares in the treasury. As of January 31, 1997, there were 3,896,307 shares of Common Stock reserved for issuance under employee benefit plans.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in certain circumstances. Accordingly, the existence of the Rights may deter certain acquirors from making takeover proposals or tender offers. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business on the tenth day following a public announcement that an Acquiring Person has become such, redeem all but not less than all the then outstanding Rights at $.01 per Right.

     The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B thereto the form of Right Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the form of Rights Agreement (and the exhibits thereto) attached hereto.



                               EXHIBIT INDEX

   Exhibit No.    Description of Exhibit
   -----------    ----------------------

       4.1 Rights Agreement dated as of February 21, 1995 between the Company and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series A Junior Participating Preferred Stock of Energy Service Company, Inc., as Exhibit B the Form of Right Certificate, and as Exhibit C the Summary of Rights to Purchase Shares of Preferred Stock of Energy Service Company, Inc. (incorporated herein by reference from Exhibit 1 to Form 8-A of ENSCO International Incorporated (formerly known as Energy Service Company, Inc.) filed with the Securities and Exchange Commission on February 23, 1995).

       4.2        First  Amendment to Rights  Agreement dated as of March 3,
                  1997,   between   ENSCO  International   Incorporated  and
                  American Stock Transfer & Trust Company, as Rights Agent.


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                   ENSCO INTERNATIONAL INCORPORATED


Date:  March 3, 1997               By:    /s/  H. E. MALONE
                                          ---------------------------------
                                   Name:       H. E. Malone
                                          ---------------------------------
                                   Title:      Chief Accounting Officer
                                          ---------------------------------



















                               EXHIBIT INDEX

   Exhibit No.    Description of Exhibit
   -----------    ----------------------

       4.1 Rights Agreement dated as of February 21, 1995 between the Company and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series A Junior Participating Preferred Stock of Energy Service Company, Inc., as Exhibit B the Form of Right Certificate, and as Exhibit C the Summary of Rights to Purchase Shares of Preferred Stock of Energy Service Company, Inc. (incorporated herein by reference from Exhibit 1 to Form 8-A of ENSCO International Incorporated (formerly known as Energy Service Company, Inc.) filed with the Securities and Exchange Commission on February 23, 1995).

       4.2        First  Amendment to Rights  Agreement dated as of March 3,
                  1997,   between   ENSCO  International   Incorporated  and
                  American Stock Transfer & Trust Company, as Rights Agent.



































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